Exhibit 99.(p)

MORGAN STANLEY INVESTMENT MANAGEMENT INC.

522 Fifth Avenue

New York, New York 10036

July 7, 2008

Morgan Stanley Frontier Emerging Markets Fund, Inc.

522 Fifth Avenue

New York, New York 10036

Gentlemen:

We are purchasing from you today shares of beneficial interest, in an aggregate amount of 5,236, aggregate price of $100,000, to provide the initial capital you require pursuant to Section 14 of the Investment Company Act of 1940, as amended, in order to make a public offering of your shares.

We hereby represent that we are acquiring said shares for investment and not for distribution or resale to the public.

Very truly yours,

Morgan Stanley Investment Management Inc.

By:	/s/ Amy R. Doberman